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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
535480
IMMEDIATE RELEASE  18 DECEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



              Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1) NAME OF COMPANY                              2)  NAME OF DIRECTOR

   AMVESCAP PLC                                     ROBERT H. GRAHAM
 ...............................................................................
3) Please state whether                         4)  Name of the registered
   notification indicates that                      holder(s) and, if more than
   it is in respect of holding of                   one holder, the number of
   the Director named in 2 above or                 shares held by each of them.
   holding of that person's spouse or               (If notified).
   children under the age of 18 or in
   respect of a non-beneficial interest.

   NOTIFICATION IS IN RESPECT OF THE
   DIRECTOR NAMED IN 2 ABOVE.                       -



 ...............................................................................
5) Please state whether notification            6)  Please state the nature of
   relates to a person(s) connected                 the transaction and the
   with the Director named in 2                     nature and extent of the
   above and identify the connected                 directors interest in the
   person(s).                                       transaction.

   AS 3 ABOVE
                                                    GIFT TO CHARITY FROM
                                                    BENEFICIAL HOLDING.
 ...............................................................................
7) Number of shares/amount of                   8)  (   . %)
   stock purchased                                  of issued Class

               -
 ...............................................................................
9)  Number of shares/amount of                  10) (0.0018%)
    stock disposed                                  of issued Class

            12,500
 ...............................................................................
11) Class of security                           12) Price per share

    ORDINARY SHARES                                 SHARES GIFTED TO CHARITY
 ...............................................................................

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13)  Date of transaction                        14) Date company informed

     18 DECEMBER 2000                               18 DECEMBER 2000
 ...............................................................................
15)  Total holding following this               16) Total percentage holding of
     notification                                   issued class following this
                                                    notification

     30,752,721                                     4.30%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17) Date of grant                               18) Period during which or date
                                                    on which exercisable

         -                                                   -
 ...............................................................................
19) Total amount paid (if any)                  20) Description of shares or
    for grant of the option                         debentures involved: class,
                                                    number

         -                                                   -
 ...............................................................................
21) Exercise price (if fixed                    22) Total number of shares or
    at time of grant) or indication                 debentures over which
    that price is to be fixed at                    options held following this
    time of exercise                                notification

         -
                                                             -
 ...............................................................................
23) Any additional information                  24) Name of contact and tele-
                                                    phone number for queries

         -                                          ANGELA TULLY
                                                    020 7454 3652
 ...............................................................................
25) Name and signature of authorised                ANGELA TULLY
    company official responsible for                AMVESCAP PLC
    making this notification                        ASSISTANT COMPANY SECRETARY

    Date of Notification   18 DECEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  18 December, 2000                 By  /s/ ANGELA TULLY
      -----------------                    ---------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary